SE

17009484

Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

MAR 0 3 2017

Washington DC
414

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SEC FILE NUMBER
8-69161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (Date) AND ENDING December 31, 2016 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DriveWealth, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

97 Main Street
(No. and Street)

Chatham	NJ	07928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Dugan — 973-559-5746
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower, LLC
(Name - *if individual, state last, first, middle name*)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Dugan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DriveWealth, LLC as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

State of New Jersey
County of Morris

Signed and sworn to before me on February 28, 2017 by Michael J Dugan.

Michael J Dugan
Signature

CFO/COO
Title

Lisa M Richard
Notary Public

LISA M RICHARD
Notary Public - State of New Jersey
My Commission Expires May 18, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (e) Statement of Cash Flows
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☐ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DriveWealth, LLC
Statement of Financial Condition
As of December 31, 2016

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
DriveWealth, LLC

We have audited the accompanying statement of financial condition of DriveWealth, LLC as of December 31, 2016. This financial statement is the responsibility of DriveWealth, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DriveWealth, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2017

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

A PCAOB REGISTERED FIRM
New Jersey • California • Cayman Islands

DRIVEWEALTH, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS		
Cash and Cash Equivalents	$	406,853
Cash Segregated under Federal and Other Regulations		200,000
Receivable from Customers		631,851
Securities Owned, at Market		60,891
Receivables from Non-Customers and Affiliate		42,327
Deposit with Clearing Organization		250,000
Property and Equipment, Net		4,124
Other Assets		91,157
Total Assets	$	1,687,203
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Payable to Customers	$	44,036
Accounts Payable and Accrued Expenses		227,132
Due to Affiliate		27,866
Payable to Clearing Organization		631,051
		930,085
Commitments		
Member's Equity		757,118
Total Liabilities and Member's Equity	$	1,687,203

See accompanying Notes to the Statement of Financial Condition

DriveWealth, LLC
Notes to the Statement of Financial Condition
As of December 31, 2016

1. Nature of Operations and Summary of Significant Accounting Policies

1.1 Nature of Operations

DriveWealth, LLC (the "Company") was formed in New Jersey on May 24, 2012. The Company is wholly owned by DriveWealth Holdings, Inc. (the "Parent"). Effective December 2, 2013, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with 53 U.S states and territories and with the Commodity Futures Trading Commission and the National Futures Association as an introducing broker.

The Company operates as an agency business retailing corporate equity securities as well as providing an online application that will allow its user customer base to trade equity securities and exchange traded funds. The Company clears its business on an omnibus basis with its clearing broker, ICBCFS, Inc. (the "Clearing Broker"). The Company is subject to the provisions of SEC Rule 15c3-1 and SEC Rule 15c3-3.

1.2 Basis of Presentation

The Statement of Financial Condition statements has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

1.3 Commission Income

Commission and related clearing expenses are recorded on a trade date basis as securities transactions occur.

1.4 Use of Estimates

The Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

1.5 Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the double-declining method over the estimated useful lives (3-5 years) of the related assets. Leasehold improvements are amortized over the remaining life of the lease.

1.6 Segregated Cash

In accordance with FINRA Customer Protection Rule 15c3-3, the Company calculates weekly, as of the close of the last business day of the week, and deposits no later than one hour after the opening of banking business on the second following business day, the Special Reserve Requirement for the Exclusive Benefit of Customers.

1. Nature of Operations and Summary of Significant Accounting Policies *(Continued)*

1.7 Income Taxes and Deferred Income Taxes

The Company is not a taxpaying entity for Federal or State income tax purposes. The loss of the Company is reported on the Parent's tax returns. The Company is subject to taxation in local jurisdictions. As of December 31, 2016, the Company's reporting of operations for tax years 2014 and 2015 are subject to examination by the tax authorities.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2016. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

1.8 Advertising

The Company expenses advertising costs as incurred.

1.9 Cash and Cash Equivalents

The Company considers short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less, to be cash equivalents.

2. Concentrations of Business Risk and Credit Risk and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of insured amounts. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

The Company's security transactions are cleared by one registered broker-dealer pursuant to a clearing broker agreement. The Company is subject to credit risk to the extent its clearing broker-dealer (ICBC Financial Services, LLC, or "ICBCFS") with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company bears the risk of financial failure by its clearing broker-dealer. Notwithstanding the foregoing, the Clearing broker-dealer, as well as the Company, are members of the Securities Investor Protection Corporation ("SIPC"). SIPC protects the accounts of customers up to $500,000 for securities and cash (including a $250,000 limit for cash only). In addition to SIPC coverage, the clearing broker-dealer provides additional protection for shortfalls above the SIPC limits by having an excess-SIPC policy through a Lloyd's of London syndicate. Such excess-SIPC policy provides total aggregate firm limit coverage up to $100 million.

3. Property and Equipment

As of December 31, 2016, Property and Equipment consisted of the following:

Furniture and Fixtures	$	13,755
Office Equipment		5,109
Leasehold Improvements		772
		19,636
Less Accumulated Depreciation		(15,512)
	$	4,124

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1(a)(1)(ii). It computes its net capital under the alternative method, which requires the Company to maintain a minimum net capital of the greater of 2% of aggregate debit items or $250,000 minimum net capital. At December 31, 2016, the Company has net capital of $620,503, which was $370,503 in excess of its required net capital of $250,000.

The Company is subject to Rule15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of customers (Rule 15c3-3). At December 31, 2016, the Company had segregated cash of $200,000, which was $137,032 in excess of the deposit requirement of $62,968.

The Company maintains control of all fully paid customer securities by holding them in a special omnibus account at the Clearing Broker. The Company has instructed the Clearing Broker to maintain physical possession or control of all customer securities carried in the account free of any charge, lien or claim of any kind in favor of the Company or any persons claiming affiliation with the Company. The value of such assets is not included on the Company's Statement of Financial Condition.

5. Related Party Transactions

The Company has three agreements with related parties in place. One is with an affiliate under common control with the Company, DriveWealth Technologies, LLC, ("Technologies") and the other two with the Company's parent, DriveWealth Holdings, Inc. ("Holdings" or the "Parent").

Under a Service Level Agreement, the Company pays Technologies a monthly lease fee for the trading platform and app equal to $2.25 for each new live investing account opened by customers on the app during the preceding month. In addition, the Company pays Technologies an on-going maintenance support fee of 30¢/month for each live investing account at the end of the preceding month. As of December 31, 2016, the payable under this arrangement is separately disclosed on the Statement of Financial Condition.

5. Related Party Transactions (continued)

Under an Expense Sharing Agreement, Holdings incurs certain expenses (such as office supplies, insurance, and other general overhead costs) on behalf of its wholly-owned subsidiaries, the Company and Technologies. Such costs are charged back to the Company and Technologies either on a specific identification basis, or 50 / 50 in cases where specific identification is not feasible. As of December 31, 2016, the Company had a receivable from Holdings of $650. Such amount is included in other receivables on the Statement of Financial Condition.

Holdings currently leases 7,748 square feet of office space at 97 Main Street, Chatham, NJ. Under a separate sub-lease agreement, the Company subleases 55% of such space from Holdings. Lease costs are accounted for on a straight-line basis over the life of the lease. See also Note 6.

6. Commitments

The Company's future minimum lease obligations for the years ending December 31 under the sub-lease agreement with Holdings (see Note 6), is as follows:

2017	$ 103,087
2018	115,012
2019	117,143
2020	119,273
2021	121,404
Thereafter	2,612
	$ 578,531

7. Investments Measured at Fair Value on a Recurring Basis

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

7. Investments Measured at Fair Value on a Recurring Basis (continued)

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2016:

	Level 1	Level 2	Level 3	Total
Equities	$ 22,518	$ 37,284	$ -	$ 59,802
Other	1,089	-	-	1,089
	$ 23,607	$ 37,284	$ -	$ 60,891

8. Deferred Compensation Plan

The Company maintains a 401(k) deferred compensation plan which covers substantially all full-time employees. Participants are permitted to contribute a portion of their gross earnings into the plan. Employer contributions are made on a discretionary basis.

9. Financial Instruments with Off Balance Sheet Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices. The Company maintains a $250,000 deposit with the Clearing Broker to mitigate such losses. As of December 31, 2016, customer margin debits in the amount of $631,051 were financed though the Clearing Broker at prevailing broker interest rates.

10. Subsequent Events

Subsequent events have been evaluated through the date this financial statement was available to be issued and no events have been identified which require disclosure.